APPLIED ENERGETICS, INC.

2480 W Ruthrauff Road, Suite 140 Q

Tucson, Arizona 85705

September 14, 2020

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Applied Energetics, Inc.
Registration Statement on Form S-1 (Registration No. 333-237916)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Applied Energetics, Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective immediately, as of the date hereof (or at the earliest practicable date), of its Registration Statement on Form S-1 (File No. 333-237916), together with all exhibits thereto, originally filed on April 30, 2020 ( the “Registration Statement”).

The Company is seeking withdrawal of the Registration Statement due to adverse market conditions and the Company’s decision not to proceed with the public offering of its securities. The Company believes the withdrawal to be consistent with the public interest and the protection of investors, as contemplated by Rule 477(a). The Registration Statement has been declared effective, but the Company hereby confirms that no securities have been sold pursuant to the Registration Statement.

The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited to its account for future use.

We request that the Commission issue an order granting withdrawal of the Registration Statement (the “Order”) and send the Order to Gregory J. Quarles, Chief Executive Officer at the above-mentioned address and via e-mail at gquarles@aergs.com, with a copy to Mary P. O’Hara, Esq., via e-mail at mohara@masur.com. It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Company receives notice from the Commission that this application will not be granted. The Company may undertake a subsequent private offering in reliance on Rule 155(c) following grant of the Order.

If you have any questions with respect to this matter, please contact Mary P. O’Hara, Esq. at 917-945-7473.

Sincerely,

APPLIED ENERGETICS, INC.

By:	/s/ Gregory J. Quarles
Gregory J. Quarles
Chief Executive Officer

cc:	Mary P. O’Hara